United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                             GenesisIntermedia, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   37184 Y 105
                                 (CUSIP Number)

                              Michel S. Tamer, Esq.
                                 General Counsel
                             GenesisIntermedia, Inc.
                         5805 Sepulveda Blvd. 8th Floor
                               Van Nuys, CA 91411
                                 (818) 902-4313
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 17, 2001
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box : [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 37184Y 105                                                     13D
                                                                  Page 2 of 6
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(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ramy El-Batrawi
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [  ]
                                                               (b)  [X]

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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS*   OO

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
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NUMBER OF                  (7)      SOLE VOTING POWER

     SHARES                         10,375,469
                           --------------------------------------------------
BENEFICIALLY               (8)      SHARED VOTING POWER

  OWNED BY                          0
                           --------------------------------------------------
      EACH                 (9)      SOLE DISPOSITIVE POWER

 REPORTING                          10,375,469
                           --------------------------------------------------
PERSON WITH                (10)     SHARED DISPOSITIVE POWER

                                    0
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 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,375,469

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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  [  ]

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  45.4%

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(14)     TYPE OF REPORTING PERSON*   IN

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*SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No.: 37184Y 105                                                     13D
                                                                  Page 3 of 6
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     This  statement  on Schedule  13D amends and  supersedes  the  statement on
Schedule 13G filed by the Reporting Person on July 18, 2001.

Item 1.       Security and Issuer.

     This statement on Schedule 13D relates to shares of common stock, $.001 par value per share of GenesisIntermedia, Inc., a Delaware corporation. The Issuer's principal executive offices are located at 5805 Sepulveda Boulevard, 8th Floor, Van Nuys, California 91411.

Item 2.       Identity and Background.

          (a)  Name: Ramy El-Batrawi ("Reporting Person").

          (b) Address of Principal Office: 5805 Sepulveda Blvd., 8th Floor, Van Nuys, CA 91411.

          (c)  Principal  Business:  Chairman  and Chief  Executive  Officer  of
               Issuer.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship: USA

Item 3.       Source and Amount of Funds or Other Considerations.

     The Reporting Person obtained $22.7 million from Ultimate Holdings, Ltd. to purchase the 1,329,500 shares of common stock of Issuer on August 17 - 20, 2001. The loan is secured by approximately 8,000,000 shares of common stock of the Issuer previously purchased by Reporting Person. The loan is payable on demand and the interest rate on the loan is currently 9.5%.

Item 4.       Purpose of Transaction.

     The Reporting Person is the founder, a principal stockholder and the Chairman and Chief Executive Officer of the Issuer. The Reporting Person may from time to time (i) acquire additional shares of common stock, subject to the availability of prices deemed favorable in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of the shares of common stock owned by the Reporting Person or subsequently acquired at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

     The Reporting Person influences management of the Issuer and intends to seek to assert such influence through ownership of the Issuer's securities. In the future, the Reporting Person may consider whether to take additional actions to protect its investment in the Issuer, including, without limitation, (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) proposing an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries and (iii) proposing a change in the present Board of Directors or management of the Issuer.

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CUSIP No.: 37184Y 105                                                     13D
                                                                  Page 4 of 6
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     Except as set forth above,  the Reporting Person purchased the common stock in the open market for investment purposes. Except as indicated above, the Reporting Person currently has no plans or proposals which would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to determine in the future to take any action which relates to or would result in any of such events, actions or conditions.

Item 5.       Interest in Securities of Issuer.

     (a) Reporting Person beneficially owns 10,375,469 shares or approximately 45.4% of the outstanding shares of Issuer as of August 22, 2001.

     (b) Reporting Person has sole power to vote and dispose of 10,375,469 shares of the Issuer.

     (c) The following purchases or sales were made on the following dates within the 60 days prior to August 17, 2001. The purchases were made in the open market on Nasdaq and the sales were made in connection with the Issuer's loan facility transaction described in the note following the table.

                        Shares Purchased/(Sold)              Date Purchased/Sold           Purchase Price
                     ------------------------------        ------------------------    -----------------------

                            (1,000,000)                           6/29/01*                     $2.00
                            (1,000,000)                           6/29/01*                     $4.00
                              (500,000)                           6/29/01*                     $2.00
                                922,000                            8/17/01                   $17.568
                                 10,000                            8/20/01                    $17.84
                                397,500                            8/20/01                  $17.7903


*Note: On June 29, 2001, the Issuer announced that it had received a conditional loan commitment for a $100 million credit facility from Riverdale LLC, a company owned by Carl C. Icahn. It also announced that concurrently the parties agreed to principal terms relating to investment banking services to be provided by Riverdale or its affiliates. The Issuer further announced that consummation of the financing transactions is subject to the negotiation and execution of definitive credit and security documents and that consummation of any financings under the facility would be subject to a number of conditions, including credit review of potential acquisition targets, lender due diligence of the acquisitions and other conditions to be set forth in any definitive credit agreement.

In conjunction with the conditional commitment and investment banking services, the Issuer agreed to issue warrants to purchase 4 million shares of common stock of the Issuer to Riverdale and agreed to grant to Riverdale registration rights with respect to the common stock issuable upon exercise of the warrants. Concurrently with this issuance, Reporting Person agreed to grant to Riverdale options to acquire 1.5 million shares of common stock held by him. The Issuer also announced that concurrent with the Issuer's agreement to grant 4 million warrants to Riverdale, Reporting Person also agreed to grant to the Issuer options to acquire 1 million shares of common stock held by Reporting Person. The stock dispositions identified in the table above reflect the stock options Reporting Person agreed to issue to Riverdale LLC and the Issuer. The options to the Issuer are exercisable to the extent Riverdale exercises the same priced warrants issued to it by the Issuer. The options are deliverable to Riverdale within five (5) days after execution and delivery of a definitive credit agreement between Riverdale and the Issuer.

CUSIP No.: 37184Y 105                                                     13D
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         (d)      See Item 6 below.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     The Reporting  Person  incorporates by reference the response to Item 3 and
Item 5 above. Reporting Person has permitted Ultimate the right to use the shares provided to Ultimate as collateral for any financing sought by Ultimate. Reporting Person has retained all other rights relating to such shares, including the right to vote, but the Reporting Person has credit risk with respect to those shares. By reason of the foregoing arrangements regarding the financing of the acquisition of shares of the Issuer, the Reporting Person may be deemed to be a member of a group including Ultimate Holdings, Ltd., but the Reporting Person disclaims the existence of such a group. Except as set forth above in this Item 6 or in Item 3, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits.

Exhibit 1: Loan Commitment Letter dated July 2, 2001 between Riverdale LLC and Issuer.

Exhibit 2: Warrant Agreement dated July 2, 2001 between Riverdale LLC and Issuer.

Exhibit 3: Option Agreement dated July 2, 2001 between Riverdale LLC and Reporting Person.

Exhibit 4: Registration Rights Agreement dated July 2, 2001 between Riverdale LLC and Issuer.

Exhibit 5: Option Agreement dated July 2, 2001 between Reporting Person and Issuer.

Exhibit 6: Option Agreement dated July 2, 2001 between Issuer and Ultimate Holdings, Ltd.
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CUSIP No.: 37184Y 105                                                     13D
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                                   SIGNATURES

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 2001

                                                /s/ Ramy El-Batrawi
                                                --------------------------
                                                Ramy El-Batrawi

                                INDEX OF EXHIBITS

Exhibit 1: Loan Commitment Letter dated July 2, 2001 between Riverdale LLC and Issuer.(1)

Exhibit 2: Warrant Agreement dated July 2, 2001 between Riverdale LLC and Issuer.(1)

Exhibit 3: Option Agreement dated July 2, 2001 between Riverdale LLC and Reporting Person.(1)

Exhibit 4: Registration Rights Agreement dated July 2, 2001 between Riverdale LLC and Issuer. (1)

Exhibit 5: Option Agreement dated July 2, 2001 between Reporting Person and Issuer.(2)

Exhibit 6: Option Agreement dated July 2, 2001 between Issuer and Ultimate Holdings, Ltd.(2)

(1) Incorporated by reference in Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2001.

(2) Incorporated by reference in Current Report on Form 8-K/A filed with the Securities and Exchange Commission on July 5, 2001.